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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Eagle Materials Inc.
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                                (Name of Issuer)

                      Class B Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    26969P207
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                                 (CUSIP Number)

                                  May 19, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  26969P207
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1.   Name Of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Timothy R. Barakett
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
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3.   SEC Use Only


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4.   Citizenship or Place of Organization      Canada

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Number of         5.   Sole Voting Power      477,600
Shares
Beneficially      --------------------------------------------------------------
Owned by Each     6.   Shared Voting Power
Reporting
Person With       --------------------------------------------------------------
                  7.   Sole Dispositive Power
                                              477,600
                  --------------------------------------------------------------
                  8.   Shared Dispositive Power

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person        477,600

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

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11.  Percent of Class Represented by Amount in Row (9)              5.2%

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12.  Type of Reporting Person (See Instructions)

     IN
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ITEM 1.

      (a)   NAME OF ISSUER

            Eagle Materials Inc.

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            2728 N. Harwood, Dallas, Texas, 75201

ITEM 2.

      (a)   NAME OF PERSON FILING

            Timothy R. Barakett

      (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            152 West 57th Street, 45th Floor, New York, New York 10019

      (c)   CITIZENSHIP

            Canada

      (d)   TITLE OF CLASS OF SECURITIES

            Class B Common Stock, $.01 Par Value (the "Class B Common Stock")

      (e)   CUSIP NUMBER

            26969P207

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.


ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 477,600

      (b)   Percent of class: 5.2%.

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 477,600

            (ii)  Shared power to vote or to direct the vote: _____

            (iii) Sole power to dispose or to direct the disposition of :
                  477,600

            (iv)  Shared power to dispose or to direct the disposition of: _____

Note 1: Mr. Barakett is the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware

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limited liability company ("Atticus Capital"), and Atticus Management, Ltd., an
international business company organized under the laws of the British Virgin Islands ("Atticus Management"). Atticus Capital and Atticus Management, together with certain of their affiliated entities (collectively, the "Atticus Entities") act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities, Mr. Barakett is deemed to be a beneficial owner of the Class B Common Stock owned by the Funds and the Accounts for purposes of Section 13(d).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      See Note 1 above in Item 4. The Funds and Accounts have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class B Common Stock that is deemed to be beneficially owned by Mr. Barakett.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      May 24, 2004
      ------------
      Date

      /s/ Timothy R. Barakett
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      Signature

      Timothy R. Barakett
      -------------------
      Name